UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

Bitstream Inc.
(Name of Issuer)

Class A Common Stock, $0.01 par value per share
 (Title of Class of Securities)

91736108
(CUSIP Number)

Trent Stedman
799 Central Avenue
Suite 350
Highland Park, Illinois  60035
(201) 793-0515

Copy to:

Mark D. Wood
525 W. Monroe Street
Chicago, IL  60661
(312) 902-5493
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 20, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.  The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  91736108

1	NAMES OF REPORTING PERSON

NV North American Opportunity Fund

SS OR I.R.S. IDENTIFICATION NO. OF THE ABOVE PERSON

98-0454389

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)☒
			(b)☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands
NUMBER OF	7	SOLE VOTING POWER
SHARES		1,135,462
BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY		0
EACH	9	SOLE DISPOSITIVE POWER
REPORTING		1,135,462
PERSON	10	SHARED DISPOSITIVE POWER
WITH		0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		☐
1,135,462
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
11.3%
14	TYPE OF REPORTING PERSON
CO

CUSIP No.  91736108

1	NAMES OF REPORTING PERSON

Millennium Group LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)☒
			(b)☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Illinois
NUMBER OF	7	SOLE VOTING POWER
SHARES		1,135,462
BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY		0
EACH	9	SOLE DISPOSITIVE POWER
REPORTING		1,135,462
PERSON	10	SHARED DISPOSITIVE POWER
WITH		0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		☐
1,135,462
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
11.3%
14	TYPE OF REPORTING PERSON
IA

1	NAMES OF REPORTING PERSON

Trent Stedman

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)☒
			(b)☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
WC, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America
NUMBER OF	7	SOLE VOTING POWER
SHARES		1,207,856
BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY		0
EACH	9	SOLE DISPOSITIVE POWER
REPORTING		1,207,856
PERSON	10	SHARED DISPOSITIVE POWER
WITH		0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		☐

1,207,856
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
12.0%
14	TYPE OF REPORTING PERSON

IN

1	NAMES OF REPORTING PERSON

Thomas Patrick

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)☒
			(b)☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America
NUMBER OF	7	SOLE VOTING POWER
SHARES		378,906
BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY		0
EACH	9	SOLE DISPOSITIVE POWER
REPORTING		378,906
PERSON	10	SHARED DISPOSITIVE POWER
WITH		0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		☐

378,906

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.8%
14	TYPE OF REPORTING PERSON

IN

ITEM 1.	SECURITY AND ISSUER

This Amendment No. 4 amends the Schedule 13D filed by NV North American Opportunity Fund, Millennium Group LLC, Highland Park Partners Fund LP, HPP GP LLC and Trent Stedman (the "Original Filers") on May 1, 2009, as amended by the Schedule 13D/A filed by the Original Filers on February 16, 2010, the Schedule 13D/A filed by the Original Filers on March 12, 2010 and the Schedule 13D/A filed by the Original Filers and Thomas Patrick on April 23, 2010, relating to the Class A Common Stock, $0.01 par value per share (the “Common Stock”), of Bitstream Inc. (the “Issuer”), as specifically set forth herein.

ITEM 2.	IDENTITY AND BACKGROUND

This Item 2 is amended and restated to read as follows:

(a)
(i)	NV North American Opportunity Fund
(ii)	Millennium Group LLC
(iii)	Trent Stedman
(iv)	Thomas Patrick

(b)
(i)	NV North American Opportunity Fund
(ii)	Millennium Group LLC
(iii)	Trent Stedman
(iv)	Thomas Patrick

799 Central Avenue
Suite 350
Highland Park, Illinois  60035

(c)   This Schedule 13D/A is being filed by and on behalf of NV North American Opportunity Fund (the "Fund"), which is an investment fund; Millennium Group LLC (the “General Partner”), the general partner of the Fund; Mr. Stedman, whose principal business is serving as a member of the General Partner; and Mr. Patrick, whose principal business is serving as a member of the General Partner (collectively, the "Reporting Persons").

(d)   No

(e)    No

(f)
(i)	NV North American Opportunity Fund, Cayman Islands
(ii)	Millennium Group LLC, Illinois
(iii)	Trent Stedman, United States of America
(iv)	Thomas Patrick, United States of America

ITEM 4.	Purpose of Transaction

Item 4 is hereby amended to add the following paragraph:

Mr. Stedman, on behalf of the Fund, has sent a letter to the Chairman of the Issuer's Board of Directors (the "Board") supporting the view, expressed in the letter dated August 18, 2010 to the Board that was filed on a Schedule 13D by Columbia Pacific Opportunity Fund, L.P., that the Board should form a non-executive committee to explore a sale of the Company to one or more third parties.  The Reporting Persons believe such a process could unlock significant value for stockholders.  The Reporting Persons believe that the Issuer's current structure is too complex for public markets to ascertain the value of attractive underlying business units, and premiums paid in recently announced transactions suggest acquirers are willing to pay fair prices for quality assets.  In addition, the Reporting Persons note that directors recently added to the Board bring exceptional track records in similar processes.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

Item 5 is hereby amended and restated to read as follows:

(a)   As of the close of trading on August 19, 2010, (i) NV North American Opportunity Fund directly beneficially owns (as that term is defined in Rule 13d-3 under the Act) 1,135,462 shares of Common Stock over which it has sole voting and dispositive power, (ii) Mr. Stedman directly beneficially owns 72,394 shares of Common Stock over which he has sole voting and dispositive power, and (iii) Mr. Patrick directly beneficially owns 378,906 shares of Common Stock over which he has sole voting and dispositive power.  Millennium Group LLC is the investment manager of NV North American Opportunity Fund and, as such, may be deemed to have sole voting and dispositive power over the shares of Common Stock directly beneficially owned by NV North American Opportunity Fund and, accordingly, may be deemed to indirectly beneficially own such shares. Mr. Stedman is a member of Millennium Group LLC. By virtue of his relationship to NV North American Opportunity Fund and Millennium Group LLC, Mr. Stedman may also be deemed to have sole voting and dispositive power over the shares of Common Stock directly beneficially owned by NV North American Opportunity Fund and, accordingly, may be deemed to indirectly beneficially own such shares.  As a result, Mr. Stedman may be deemed to beneficially own a total of 1,207,856 shares of Common Stock.  By virtue of his relationship with Millennium Group LLC, Mr. Patrick may be deemed to be part of a group with the other Reporting Persons with respect to the Common Stock of the Issuer. The 11.3% of the Common Stock beneficially owned by each of NV North American Opportunity Fund and Millennium Group LLC, the 12.0% of the Common Stock beneficially owned by Mr. Stedman and the 3.8% of the Common Stock beneficially owned by Mr. Patrick are based on 10,063,307 shares of Common Stock that were outstanding as of August 14, 2010 (as set forth on the Issuer’s Form 10-Q filed on August 16, 2010 with the Securities and Exchange Commission).

(b)   The response to Item 5(a) is incorporated herein by reference.

(c)   None of the Reporting Persons has effected any transactions in the Common Stock during the 60 days preceding the filing of this Amendment No. 4.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of August 20, 2010	NV North American Opportunity Fund
	By:	Millennium Group LLC

	By:	/s/ Trent Stedman
Trent Stedman, Member

Dated as of August 20, 2010	Millennium Group LLC

	By:	/s/ Trent Stedman
Trent Stedman, Member

Dated as of August 20, 2010		/s/ Trent Stedman
Trent Stedman

Dated as of August 20, 2010		/s/ Thomas Patrick
Thomas Patrick